UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635408
(CUSIP Number)

Crowdex Investment, LLC
1675 South State Street, Suite B
Dover, DE 19901
310-266-3528
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043635408
	1.	Names of Reporting Persons. Crowdex Investment, LLC
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,000,000,000 Common Shares(1) (See Item 5)
	8.	Shared Voting Power 0 Common Shares
	9.	Sole Dispositive Power 55,000,000,000 Common Shares(1) (See Item 5)
	10.	Shared Dispositive Power
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000,000,000 Common Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 91.4%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Crowdex Investment, LLC (“Crowdex”) is the current owner of 2,000 Series 1A Preferred Stock of the Issuer (the “Preferred Shares”). These 2,000 Preferred Shares (the “First Tranche”) are convertible into 20,000,000,000 shares of common stock of the Issuer (“Common Shares”). Pursuant to the Series 1A Preferred Stock Purchase Agreement between the Issuer and Crowdex, as amended, Crowdex will purchase an additional 3,000 Preferred Shares on January 22, 2021, less than 60 days of the date of this filing (the “Second Tranche”). The shares represented above represent beneficial ownership of: (i) the First Tranche, (ii) the Second Tranche, and (iii) 5,000,000,000 Common Shares issuable upon conversion of a $500,000 convertible note issued to Crowdex on November 27, 2020 described further herein.

(2)	Percentage calculated based on 5,165,490,450 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer’s Form 8-K filed on September 30, 2020.

CUSIP No. 043635408
	1.	Names of Reporting Persons. Bernd Förtsch
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,000,000,000(1) Common Shares (See Item 5)
	8.	Shared Voting Power 0 common shares
	9.	Sole Dispositive Power 55,000,000,000(1) Common Shares (See Item 5)
	10.	Shared Dispositive Power 0 Common Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000,000,000(1) Common Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 91.4%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)
Mr. Förtsch is the 100% indirect beneficial owner of Crowdex. Crowdex is the current owner of 2,000 Preferred Shares.  This First Tranche is convertible into 20,000,000,000 shares of common stock of the Issuer.  Pursuant to the Series 1A Preferred Stock Purchase Agreement between the Issuer and Crowdex, Crowdex will purchase the Second Tranche on January 22, 2021, within 60 days of the date of this filing.  The shares represented above represent beneficial ownership of: (i) the First Tranche, (ii) the Second Tranche, and (iii) 5,000,000,000 Common Shares issuable upon conversion of a $500,000 convertible note issued to Crowdex on November 27, 2020 described further herein.

(2)	Percentage calculated based on 5,165,490,450 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer’s Form 8-K filed on September 30, 2020.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 6 amends the Schedule 13D of the Reporting Persons dated October 5, 2020 to update certain information relating to the Reporting Persons as specifically set forth herein.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 5 amends and supplements the Schedule 13D filed on October 5, 2020, with respect to the common shares, par value $0.0001 per share (the “Common Shares Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The source of the funds used by Crowdex Investment, LLC to acquire the Convertible Note was their working capital, provided indirectly by Bernd Förtsch through BF Holding GmbH.  Crowdex Investment, LLC is 100% owned by Crowdex GmbH; Crowdex GmbH is 100% owned by BF Holding GmbH; BF Holding GmbH is 100% owned by Bernd Förtsch.

Item 4.	Purpose of Transaction.

On November 27, 2020, the Issuer executed in favor of Crowdex a $500,000 unsecured convertible note (the “Convertible Note”).  The Convertible Note was funded on November 27, 2020.  The Convertible Note is due May 16, 2021 and does not bear interest.  The Convertible Note is convertible into 5,000,000 Common Shares.

In addition, the parties pursuant to the Convertible Note agreed to amend their Series 1A SPA to provide that the closing of the Second Tranche is moved to January 22, 2021

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (1)
Crowdex Investment, LLC	55,000,000,000	0	0	55,000,000,000	91.4
Bernd Förtsch	55,000,000,000	0	0	55,000,000,000	91.4

(1)
Percentage calculated based on (i) 5,165,490,450 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer’s Form 8-K filed on September 30, 2020, (ii) 5,000 Series 1A Preferred Shares (convertible into 50,000,000,000 Common Shares of the Issuer) owned by Crowdex Investment, LLC 2,000 currently and 3,000 acquirable within 60 days of this filing and (iii) up to 5,000,000,000 Common Shares issuable upon conversion of the Convertible Note which, as described above, is indirectly 100% owned by Bernd Förtsch.

     (c) Except as set forth herein and below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

     (d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons; incorporated by reference to Schedule 13D of the Reporting Persons dated October 5, 2020.

Exhibit 99.2 Unsecured Convertible Note of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2020	CROWDEX INVESTMENT, LLC

	By:	\s\ David Peterson
	Name:	David Peterson
	Its:	Manager

Date: December 1, 2020	By:	\s\ David Peterson, power of attorney
Bernd Förtsch